Exhibit 99.109

Gunnison Copper Corp. Announces AGM Results

Phoenix, Arizona—(Newsfile Corp. - June 25, 2026) - Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) reports that the nominees listed in the management information circular for the 2026 Annual General Meeting of shareholders were elected as directors of Gunnison. Detailed results of the vote for the election of directors held at the Annual General Meeting on June 25, 2026 in Vancouver, B.C., are set out below:

	Votes for	% Votes for	Votes withheld	% Votes withheld
Stephen Twyerould	85,822,061	98.764	1,073,889	1.236
Fred DuVal	74,501,369	85.736	12,394,581	14.264
Joseph Gallucci	84,076,129	96.755	2,819,821	3.245
Jason Howe	84,108,729	96.792	2,787,221	3.208
Craig Hallworth	86,620,061	99.683	275,889	0.317
Brian Penney	86,539,329	99.590	356,621	0.410

Shareholders at the Annual General Meeting also voted in favour of: (i) setting the number directors at six; (ii) appointing PricewaterhouseCoopers LLP as auditors; (iii) approving the Amended Stock Option Plan; (iv) approving the Amended Restricted Share Unit Plan; (v) approving the Amended Performance Share Unit Plan; and (vi) approving the Deferred Share Unit Plan.

For more information on Gunnison, please visit our website at www.GunnisonCopper.com.

ON BEHALF OF THE GUNNISON BOARD

“Craig Hallworth” President & CEO

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/302892